[BB&T Letterhead]

June 14, 2019

VIA EDGAR

Ms. Erin M. Purnell, Esq.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation
Registration Statement on Form S-4
File No. 333-230179
Request for Effectiveness

Dear Ms. Purnell:

Reference is made to the Registration Statement on Form S-4 (File No. 333-230179) filed by BB&T Corporation (the “Company”) with the U.S. Securities and Exchange Commission on March 11, 2019, as amended on May 7, 2019 and June 14, 2019 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 10:00 a.m., Eastern Time, on June 19, 2019, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Guest when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

BB&T CORPORATION

By:	/s/ Robert J. Johnson
Name:	Robert J. Johnson
Title:	Senior Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer

cc:	Ellen M. Fitzsimmons, SunTrust Banks, Inc.
Edward Herlihy, Wachtell, Lipton, Rosen & Katz
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz
H. Rodgin Cohen, Sullivan & Cromwell LLP
Mitchell S. Eitel, Sullivan & Cromwell LLP

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